December 23, 2025

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Valeria Franks
Keira Nakada

Re: TriNet Group, Inc.

Form 10-K for the fiscal year ended December 31, 2024

Filed February 13, 2025

File No. 001-36373

Dear Ms. Franks and Ms. Nakada:

We received your letter dated December 12, 2025, setting forth comments from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “SEC”) with respect to our above-referenced report filed under the Securities Exchange Act of 1934.1 Our responses to your comments are set forth below. References to “we”, “our”, “TriNet” and “the Company” refer to TriNet Group, Inc. and its consolidated subsidiaries.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 38

1.	Please tell us how you considered Question 100.03 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations when adjusting for interest expense while not adjusting for interest income in your non-GAAP measure, adjusted EBITDA.

Background

As a leading provider of HR solutions for SMBs in the U.S., one of the core services we offer is helping our clients manage their employee compensation by providing multi-state payroll processing. This involves holding and moving client funds intended for client payroll and related taxes. In 2024, we processed approximately $73 billion of payroll and payroll taxes on behalf of our clients.

1 Capitalized terms not otherwise defined herein have the meanings given in the above-referenced report.

One Park Place, Suite 600, Dublin, CA 94568 | t: 510.352.5000 | TriNet.com

As a result of the high volume of client funds we process, we earn interest income on cash balances that pass through our bank accounts in the day-to-day processing of client payroll. The high volume of cash that we process in turn results in a high volume of earned interest, which our management views as a key source of revenue to offset our operating costs.

In our PEO business, we utilize our scale to provide our WSEs access to employee benefit and insurance programs with features and at costs that we believe many of our clients would be unable to obtain on their own. These insurance programs include both health and workers’ compensation insurance. Under these insurance programs, we pay premiums to third-party insurance carriers and reimburse insurance carriers or third-party administrators for claims payments within our insurance deductible layer, where applicable. We hold assets to support our liabilities under these insurance policies and earn interest on those assets. Accordingly, this interest income is also related to our core operations.

We designate the majority of our cash as restricted to inform the users of our financial statements how much cash is designated to fund payroll amounts and support liabilities to insurance companies. However, we hold our own corporate cash in the same operating bank accounts, which helps to support the efficient flow of client funds in case of occasional timing issues with receiving client funds for WSE payroll. As a result, cash that is not core to our operations is typically not segregated in separate bank accounts from our core operations until it is deployed for corporate purposes.

In light of this operating model, we do not segregate our interest income between core and non-core interest income (consistent with our treatment of cash) and we believe that the vast majority of our interest income is a fundamental component of the core operation and revenue of our business.

Our Use of Non-GAAP Measures

In calculating our non-GAAP measure, adjusted EBITDA, we exclude those charges that do not directly result from our core operations or that are not indicative of our ongoing operations.

We have carefully evaluated both negative and positive amounts in determining the appropriateness of the adjustments included in adjusted EBITDA in accordance with Question 100.03.

In our case, earning interest on the cash and investments we hold to process payroll and support insurance-related liabilities is a core part of our operations. In contrast, interest expense primarily relates to our long-term debt and is not core to our operations. As a result, interest expense is not related to our core operations, we believe it should be excluded from the calculation of our adjusted EBITDA measure.

One Park Place, Suite 600, Dublin, CA 94568 | t: 510.352.5000 | TriNet.com

We will continue to evaluate all specific gains and losses in determining the appropriateness of the adjustments included in adjusted EBITDA in order to ensure that the measure is relevant and meaningful to users of our financial information.

We appreciate the Staff’s consideration of our position and we will make ourselves available to provide any further clarity on our above points with staff of the Division of Corporate Finance. We request that the Staff contact the undersigned at (510) 352-5000 with any questions or comments regarding this response.

Respectfully submitted,

TriNet Group, Inc.

/s/ Mala Murthy
By: Mala Murthy
EVP, Chief Financial Officer and Principal Financial Officer

Cc:

Mike Simonds, President and Chief Executive Officer

Sidney Majalya, SVP, Chief Legal Officer

Chris Herrmann, Deloitte & Touche LLP

Sarah K. Solum, Freshfields US LLP

One Park Place, Suite 600, Dublin, CA 94568 | t: 510.352.5000 | TriNet.com